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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                Lightbridge, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    53226107
                       ----------------------------------
                                 (CUSIP Number)


                                December 31, 2000
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]  Rule 13d-1(b)

   [_]  Rule 13d-1(c)

   [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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----------------------
  CUSIP No. 53226107                    13G
----------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Massachusetts Capital Resource Company
               042631251
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          A Massachusetts corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             1,048,958
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                Not Applicable.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                             1,048,958
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             Not Applicable.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           1,048,958
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
           6.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
           PN

------------------------------------------------------------------------------



                               Page 2 of 5 Pages
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SCHEDULE 13G
------------

Item 1(a)  Name of Issuer:
              Lightbridge, Inc.

     1(b)  Address of Issuer's Principal Executive Offices:
              67 So. Bedford St.
              Burlington, MA  01803

Item 2(a)  Name of Person Filing:
              Massachusetts Capital Resource Company

 2(b)  Address of Principal Business Office or, if none, Residence:
              The Berkeley at 420 Boylston St.
              Boston, MA  02116

 2(c)  Citizenship:
              A Massachusetts Corporation

 2(d)  Title of Class of Securities:
              Common Stock

 2(e)  CUSIP Number:
              53226107

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
              The reporting person is an Investment Adviser registered under
              Section 203 of the Investment Advisers Act of 1940.

Item 4  Ownership:

 4(a)  Amount beneficially owned:

              The reporting person owns 1,048,958 shares of Common Stock of Lightbridge, Inc. This figure does not include 525,000 shares of Common Stock beneficially owned, as of December 31, 2000, by one of the reporting person's partners, John Hancock Life Insurance Company, a direct wholly-owned subsidiary of John Hancock Financial Services, Inc. See Item 8 and Exhibit A.

 4(b)  Percent of Class:
              6.0%

 4(c)  Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote:
              1,048,958

       (ii) Shared power to vote or to direct the vote:
              Not Applicable.

                               Page 3 of 5 Pages
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      (iii) Sole power to dispose or to direct the disposition of:
              1,048,958

      (iv)  Shared power to dispose or to direct the disposition of:
              Not Applicable.

Item 5  Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: [_]

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
              Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
              Not Applicable.

Item 8  Identification and Classification of Members of the Group:
              This schedule has been filed pursuant to rule 13d-1(b)(1)(ii)(H). Exhibit A hereto sets forth the identity and Item 3 classification of each member of the group.

Item 9  Notice of Dissolution of Group:
              Not Applicable.

Item 10 Certification:

              By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            MASSACHUSETTS CAPITAL RESOURCE COMPANY


                                 By:  /s/ William J. Torpey, Jr.
                                    Name: William J. Torpey, Jr.
                                    Title:   President

February 14, 2001

                               Page 4 of 5 Pages
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                                   Exhibit A

   Massachusetts Capital Resource Company is a limited partnership. Each of its partners is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. Its general partners are:

           John Hancock Life Insurance Company, a direct wholly-owned subsidiary of John Hancock Financial Services, Inc.
           New England Life Insurance Company
           Massachusetts Mutual Life Insurance Company
           First Allmerica Financial Life Insurance Company

   Its limited partners are:

           UnumProvident Corporation
           Berkshire Life Insurance Company
           Boston Mutual Life Insurance Company
           Metropolitan Life Insurance Company

                               Page 5 of 5 Pages